Via Facsimile and U.S. Mail
Mail Stop 6010

October 9, 2007

Mark A. Prygocki, Sr.
Executive Vice President, Chief Financial Officer
and Treasurer
Medicis Pharmaceutical Corporation
8125 North Hayden Road
Scottsdale, AZ 85258-2463

      Re: Medicis Pharmaceutical Corporation
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 001-14471

Dear Mr. Prygocki:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Jim B. Rosenberg
              Senior Assistant Chief
              Accountant